LOOKING FOR THE NEXT ONE

London, 12 November 2003 – Randgold Resources believes the + 7 Moz Morila deposit is in an emerging new gold province where it represents the tip of the iceberg in terms of exploration.

Says GM Exploration Dave Reading, "Our work in this area has outlined other mineralized systems around Morila and we are pursuing our search for new deposits. The history of the Carlin region is a good example of what persistence can achieve. Gold was first discovered in Carlin in the early Sixties. Until 1980 it was believed that the size and grade of typical Carlin deposits would preclude deep opencast or underground operations."

"However, subsequent exploration led to the discovery of large high-grade orebodies such as Betze-Post (19 Moz) and Meikle (7 Moz). These exploration successes relied on evolution to understand the geology and controls of gold mineralisation supported by the application of appropriate geochemical and geophysical techniques," Reading says.

The Morila mine area and Randgold Resources' permit portfolio surrounding the mining lease have both been covered with the appropriate geophysical and geochemical techniques which together with the evolving geological model from mining and drilling of the Morila deposit has led to the definition of gold targets which are currently being evaluated and tested through integrated exploration programmes.

Randgold Resources' holdings in the Morila region now exceed 2 500km2 and host a portfolio of 13 targets at various stages of exploration, including Ntiola where gold has been discovered beneath a cover of overburden, returning intercepts of 15 metres at 1.6g/t and 6 metres at 2.9 g/t from a steeply dipping orebody at a depth of 90 meters below surface.

The borehole locates on the eastern margin of a large untested gold in soil anomaly which is currently being pitted and will be RAB drilled to test the extent of possible mineralisation.

DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.